Exhibit 4.1

CERTIFICATE OF INCREASE

OF THE

FLOATING RATE CUMULATIVE PREFERRED STOCK, SERIES G

($2,500.00 initial liquidation preference per share)

OF

LEHMAN BROTHERS HOLDINGS INC.

_________________________________

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

_________________________________

LEHMAN BROTHERS HOLDINGS INC., a Delaware corporation (the “Corporation”), HEREBY CERTIFIES that the following resolution was duly adopted by the Executive Committee of the Board of Directors of the Corporation in accordance with Section 151(g) of the General Corporation Law of the State of Delaware pursuant to the authority conferred upon the Board of Directors of the Corporation by the provisions of the Restated Certificate of Incorporation of the Corporation and pursuant to the authority conferred upon the Executive Committee by the By-Laws of the Corporation and pursuant to the authority duly delegated thereto by the Board of Directors of the Corporation:

RESOLVED, that the number of shares of the series of preferred stock of the Corporation designated as Floating Rate Cumulative Preferred Stock, Series G, be, and hereby is, increased from 52,000 shares to 120,000 shares; and that the appropriate officers of the Corporation be, and hereby are, authorized and directed in the name and on behalf of the Corporation to execute and file a Certificate of Increase with the Secretary of State of the State of Delaware increasing the number of shares constituting the Floating Rate Cumulative Preferred Stock, Series G, from 52,000 to 120,000 and to take any and all other actions deemed necessary or appropriate to effectuate this resolution.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Increase to be executed by its duly authorized officer on this 12th day of August 2004.

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Karen Corrigan
Name: Karen Corrigan
Title: Vice President